SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 10, 2020

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, November 9, 2020 regarding “Ericsson Capital Markets Day 2020”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ XAVIER DEDULLEN
Xavier Dedullen Senior Vice President, Chief Legal Officer

By:	/S/ CARL MELLANDER
Carl Mellander Senior Vice President, Chief Financial Officer

Date: November 10, 2020

PRESS RELEASE November 9, 2020

Ericsson Capital Markets Day 2020

•	Turn-around completed establishing a strong platform to accelerate growth and investments in 5G enterprise applications

•	New long-term EBITA margin target, excluding restructuring, for the Group of 15% – 18%

•	New long-term Free Cash flow (before M&A) target of 9% – 12% of sales

•	The 2022 operating margin target, excluding restructuring, of 12 – 14% remains for the Group with some adjustments between segments

Ericsson (NASDAQ: ERIC) will outline revised strategic growth ambitions and new long-term financial targets at its Capital Markets Day 2020 on November 10, 2020.

Executives from across the business will join President and CEO, Börje Ekholm, to share insights from the company’s three-year focused turnaround, and articulate ambitions to strengthen the Group, with a particular emphasis on long-term growth in the enterprise market.

Since the launch of the focused business strategy in 2017, the company has restored profitability, delivered organic growth and is on track towards its 2020 financial targets. With global technology leadership and growing market share in 5G the company is now turning to the next phase of its journey – growing the business through incremental core business growth and acceleration of enterprise focus.

Börje Ekholm, President and CEO, says: “The execution on our focused strategy has delivered a turnaround which creates a robust base for the future and delivered global leadership in 5G today. The Covid-19 pandemic is a humbling reminder that wireless connectivity fundamentally underpins future global growth and so urgent deployment is critical. It will support a global innovation opportunity for consumers and enterprise which touches every corner of our world and every sector of the economy. Our future value is inextricably linked to wider economic growth and we are well-positioned to play a lead role in the ecosystem of operators, businesses, and decision-makers on whose combined shoulders 5G’s full success rests.”

Long-term targets

Beyond 2022, the long-term profitability target is an EBITA margin excluding restructuring charges of 15% – 18% for the Group. The company aims to achieve this through improvement activities across the Group. Growth as well as gross margin improvements, driven by software sales and operational leverage, will be the cornerstones in reaching the long-term targets.

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PRESS RELEASE November 9, 2020

The company will continue its focus on free cash flow (before M&A) with a target of 9% – 12% of sales.

2022 profitability targets

The 2022 profitability target for the Group remains unchanged with an operating margin of 12% – 14%, excluding restructuring charges. Each segment target for 2022 is updated with operating margin targets per segment detailed in the table below.

The increased target in segment Networks is mainly driven by our foot-print gains in the market. The 2022 operating margin target for Networks is raised to 16% – 18% (15% – 17%).

In segment Digital Services, the priority continues to be restoring profitability. Due to the increase in R&D spend in combination with the decline in legacy sales the Operating Margin target is adjusted to 4% – 7% (10% – 12%) in 2022.

In segment Managed Services, expected margin growth will be achieved through R&D investments in Artificial Intelligence and automation. The 2022 target for Managed Services is raised to 9% – 11% (8% – 10%).

In segment Emerging Business and Other focus continues to be on establishing new businesses which drive organic growth. Revenue growth will be targeted through the rapid and disciplined product deployment in 5G and IoT as well as the recent acquisition of Cradlepoint.

Financial targets 2022 and long-term

Investor Update 2019 numbers in brackets.

% of sales	Networks		Digital Services		Managed Services		Emerging Business and Other	Group
2022 EBIT excluding restructuring	16% – 18% (15% – 17%	)	4% – 7% (10% – 12%	)	9% – 11% (8% – 10%	)	—	12% – 14% (no change	)
Long-term target EBITA excluding restructuring								15% – 18%
Long-term Free Cash Flow (before M&A)								9% – 12%

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PRESS RELEASE November 9, 2020

Addition to Risk Factors (as published in Annual and Quarterly Reports)

Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on Ericsson’s business, operations, business prospects and consequently on operating results, financial conditions and our ability to meet its targets. These uncertainties, include the effects from ongoing trade disputes – notably between the US and China, and the uncertainty on how the change in US administration following the result of the 2020 Presidential Election may impact that trade dispute; and uncertainties for the future bilateral trading relationship between Sweden and China as a result of the decision of the Swedish Post and Telecom Authority to exclude Chinese vendors from participation in 5G.

Speakers and details of the event

Börje Ekholm, President and CEO, and Carl Mellander, CFO, will be joined by members of the company’s Executive Team. The speakers include Erik Ekudden, CTO, Fredrik Jejdling, Head of Business Area Networks, Jan Karlsson, Head of Business Area Digital Services, Peter Laurin, Head of Business Area Managed Services, Åsa Tamsons, Head of Business Area Technologies and New Businesses, Niklas Heuveldop, Head of Market Area North America, and Chris Houghton, Head of Market Area North East Asia.

Ericsson’s Capital Markets Day event can be accessed via the Ericsson website:

https://www.ericsson.com/en/investors/events-and-presentations/CMD2020

Presentation materials can also be downloaded from the website once the webcast has started.

NOTES TO EDITORS:

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FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

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PRESS RELEASE November 9, 2020

Additional contact

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Investors

Stefan Jelvin, Director, Investor Relations

Phone: +46 709 86 02 27

E-mail: stefan.jelvin@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Media

Peter Olofsson, Head of Corporate Communications

Phone: +46 702 67 34 45

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

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PRESS RELEASE November 9, 2020

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2019.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

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PRESS RELEASE November 9, 2020

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 10:00 pm CET on November 9, 2020.

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